For Immediate Release

      NEWS RELEASE

TSX: PFN   OTCBB: PAWEF

Toll Free 1.800.667.1870

www.pfncapital.com

Frankfurt: P7J

Stock Options Granted

April 22, 2009, Vancouver, BC – Pacific North West Capital Corp. (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J.F) – Pacific North West Capital Corp. (the “Company”) has granted 1,325,000 incentive stock options to directors, officers, employees and consultants of the Company at the exercise price of $0.25 per common share for a period of five years, subject to regulatory approval.

About Pacific North West Capital Corp:

Pacific North West Capital Corp. is a mineral exploration company focused on Platinum Group Metals (PGM), precious and base metals. Management’s corporate philosophy is to be a Project Generator, Explorer and Project Operator with the objective of option/joint venturing projects with major mining companies through to production.

Pacific North West Capital Corp. is well funded, has an experienced management team and has the ability to take advantage of the tremendous acquisition opportunities presented by current market conditions. The Company’s focus is to acquire advanced stage precious metals projects and to continue to expand its Platinum Group Metals and base metals division.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

On behalf of the Board of Directors

Further Information: Toll Free 1.800.667.1870, Fax 604.685.8045, Email: ir@pfncapital.com, or visit www.pfncapital.com 2303 West 41st Avenue, Vancouver, B.C. V6M 2A3

Harry Barr

President and CEO

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	April 22, 2009